Exhibit 77 D
For Government Income Portfolio:

At a Board of Trustee's meeting held on July 14, 2005, the following investment policy change was approved:

         Under normal market conditions, at least 80% of the Portfolio's net assets may be invested in debt securities issued or guaranteed as to principal and interest by the U.S. government, or its agencies or instrumentalities.